          Filed by First State Bancorporation Pursuant to
          Rule 425 of the Securities Act of 1933

          Subject Company: First Community Industrial Bank, a subsidiary of
                           Washington Mutual, Inc.
          Commission File No. 001-14667

The following presentation was made at an audio-video conference call held on May 24, 2002, 10:00 A.M. Mountain Daylight Time, by H. Patrick Dee, First State Bancorporation's Executive Vice President and Chief Operating Officer, and Brian
C. Reinhardt, First State Bancorporation's Executive Vice President and Chief Financial Officer, in connection with the announcement of the proposed acquisition by First State Bancorporation of First Community Industrial Bank, a subsidiary of Washington Mutual, Inc.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 1









                           FIRST STATE BANCORPORATION

                                  May 24, 2002
                                 11:00 a.m. CDT


Coordinator                Good afternoon. Thank you for holding. All
                           participants will be on a listen only mode until the question and answer segment of today's call. Also, this call is being recorded at the request of First
                           State Bancorporation. If anyone has any objections, you may disconnect at this time. I would now like to turn the call over to one of your speakers for today, Miss Valerie Pagliaro. Thank you, ma'am. You may begin.

V. Pagliaro                Welcome to First State Bancorporation's conference
                           call. First State Bancorporation will provide an on-line simulcast of this conference call on www.fsbnm.com. An on-line replay will file following immediately, continuing for ten days. There will also be a replay of this conference call for ten days after the conference call at 800-839-2160.

                           Your host and conference leaders for this conference call are H. Patrick Dee, Executive Vice-President and Chief Operating Officer; and Brian C.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 2



                           Reinhardt, Executive Vice-President and Chief Financial Officer of First State Bancorporation.


B. Reinhardt               What we'll do now is we have some forward-looking
                           information. We welcome you all to the presentation.
                           I've got to read something here that discusses forward-looking information. Once I've done that, we'll go through the agenda, followed by our presentation. Then at the end, we'll have a question and answer period.

                           The presentation contains forward-looking statements with respect to the financial condition results of operations and business at First State Bancorporation and First Community Industrial Bank. Assuming the consumption of the transaction, it combined First State Bank and First Community Industrial Bank. This presentation includes the statements relating to revenue enhancements and accretion to reported gap in cash earnings that may be realized from the merger, the restructuring charges expected to be incurred in connection with the merger.

                           These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ material from those contemplated by such forward-looking statements include, among other

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 3



                           things, the following possibilities: revenues following the merger are lower than expected; competitive pressures among depository institutions; increased significantly the integration of the businesses of First State and First Community cost more, take longer, or less successful than expected; the cost of additional capital is more than expected; changes in interest rate environment reduces interest margins; general economic conditions, either nationally or in states in which the combined company will be doing business, are less favorable than expected; legislation or regulatory requirement or changes adversely affect the business in which the combined company will be engaged; changes may occur in the securities market, either First State Bancorporation or First Community Industrial Bank, assuming the obligation to update the forward-looking statements.

                           I want to welcome you all again. Thank you for your participation this morning.

                           We'll follow the following outline summary which, for those of you following along on the Web, begins on Page 2. I will provide a transaction summary. Pat Dee will go through the transaction rationale. Pat will also go through an overview of First Community. I will be discussing the financial projections and the pro forma information. I'll

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 4



                           also be going through the transaction review. Once we've completed that part of the presentation, then we'll open it up for analyst questions.

                           Transaction Summary -- for those of you following along on the slide presentation, this is Slide 5. What we are doing is we are requiring First Community Industrial Bank -- First Community is an industrial bank with offices in the Colorado and Utah markets. It is currently a subsidiary of Washington Mutual. The merger will be accomplished through a stock purchase. We will actually pay cash to Washington Mutual to purchase the stock of First Community Industrial Bank. It will be followed immediately by us merging First Community into First State Bancorporation.

                           Now, the transaction price is $67 million in cash that we will be paying to Washington Mutual. Prior to the closing, Washington Mutual will take a dividend of approximately $37.5 million out of First Community. First Community is extremely well capitalized. This process of us paying them $67 million in cash, and they're taking a dividend of $37.5 million beforehand. It allows us both to achieve our pricing objectives and leaves us with what we think is a very good, earning stream, going forward, that's going to be able to help us in our expansion in those markets, which we think are both very attractive.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 5



                           The financing will be an issuance of both common securities and trust preferred securities. In this presentation, a mixture of those is currently about $50 million in common stock and $20 million in trust preferred securities. The relative percentages there will be influenced by market when we actually go and price both of those items.

                           In terms of synergies, because First Community is a subsidiary of Washington Mutual, and based on the way they have run their business, it is a very, very effective, efficient operation. Our model and the assumptions included here do not include any cost savings at all. In fact, when we come back to the financial presentation, you'll see that we discuss, actually, our adding some costs. We anticipate adding some cost going forward to actually make an investment in First Community. So again, this is not predicated on large cost savings.

                           Largely because of purchase accounting and because of the effective manner in which First Community has been run, we think the restructuring charge will be something around half a million dollars and hopefully possibly less.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 6



                           The approval process that we need from this is we will need approvals of the Federal Reserve, New Mexico, Colorado, and Utah state banking authorities. We expect the transaction to close in October of 2002.

                           In terms of the transaction summary, the transaction size -- I've moved now to Slide #6. Again, transaction size: $67 million. That gives us a price to 2001 earnings of about 10 times and a price to, more importantly, 2002 estimate of what First Community's earnings will be of about 11.5 times. It is extremely important to note here that that earnings estimate number is based on pro forma numbers after the dividend of excess capital of $37.5 million to Washington Mutual. You can also see the price-to-book value at announcement, about 2.4 times in the price-to-estimated, with prior close at about
                           2.2 times.

                           What I would like to do now is turn it over to Pat to discuss some of the transaction rationale.

P. Dee Thank you, Brian. We'll start with the transaction rationale that really begins on Slide #8. The interesting thing about this transaction is that it allows a very good jumping off point to get into what we think are two very strong markets.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 7



                           The First Community organization has six branches in Colorado, another three branches in the Salt Lake City area. The Colorado branches are up and down the Front Range in communities that have their own fairly strong growth and opportunity characteristics for us. These are much larger markets than what we are currently in here in New Mexico. We think the potential for future growth is tremendous.

                           One of the key factors that we will do is to collapse the charter of First Community Bank into our charter so that they will be able to allow our normal mix of core deposits, primarily checking accounts, that they're not able to offer currently.

                           Our commercial loan expertise is something that we will also be introducing to the First Community franchise. Their loan portfolio, as we'll see here in a minute, is largely residential lending-based. We think there are some tremendous opportunities to do some commercial lending in both the Colorado and Utah markets.

                           The transaction should be accretive to both gap and cash earnings per share with some very modest growth assumptions. As Brian mentioned, there are no cost save numbers assumed in that conclusion.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 8



                           This transaction will put us well over the billion dollar mark in assets, just short of $1.3 billion, and will give us a market cap of about $165 million, a total of 30 branches. Again, we'll have a very nice footprint in what we consider to be three high growth inter-mountain metropolitan cities.

                           The execution risk here, we think, is relatively low. The First Community franchise is a fairly stable one with some good earnings. We will have plenty of time to introduce our business model, with some minor variations, but one that has been extremely successful in the New Mexico market and that we think we can deploy in these contiguous states.

                           On Slide 9, it shows a map, giving our locations and the First Community locations. You can see in the Colorado franchise, in particular, that their branches run from Fort Collins on the north to Colorado Springs on the south, with three branches in the Denver MSA and also Longmont on the north. So we're very excited about the opportunity that this affords us. The Salt Lake market, their offices are in either the Salt Lake or Ogden areas. That market, too, First Community has a fairly small presence. We think there's some outstanding potential there.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                          Page 9


                           Slide #10 shows some of the other major players in this market in the Colorado and Utah markets. It may be a little difficult to read on the Web, but Wells Fargo is right at the top of the list. They have approximately 20% market share in the Denver MSA. They have almost 30% in the Salt Lake City MSA.

                           Wells Fargo is one of our competitors here in New Mexico. We're familiar with how they operate. We believe that the opportunities in both the Colorado and Utah markets will be similar to what they are here and that we can provide better customer service, a little lower fee structure in some cases, and hopefully gather some good business over a period of time.

                           First Community is a less than 1% market share in both of those in terms of deposits. We think that represents some of the potential for growth there that we, given the vast size of those markets, should have little trouble in increasing our market share significantly there.

                           Slide #11 shows some of the overall market shares for our existing organization, and also for First Community. The highlights there are that, in the state of New Mexico, First State Bancorporation has roughly a 4% market

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 10


                           share overall, ranking 6th in the state. In the Albuquerque area, which is by far the largest market, we have an almost 7% deposit market share at this point. Again, First Community is well below a 1% market share in both the Colorado and Utah state markets as well as the Denver MSA and Salt Lake City MSAs. So that, I think, highlights some of the potential that we see. Now we'll move to a quick overview of First Community itself.

                           The first slide there that has information on it is Slide #13. The locations for First Community are, again, up and down the Front Range of Colorado and in Utah. The largest office in terms of deposits is in the Colorado Springs area, with several good offices in the Denver metropolitan area as well as Fort Collins and Longmont on the north.

                           The Salt Lake City and Ogden offices are relatively small in terms of deposits. The one office in Salt Lake City is only about $13 million. Again, we believe that by being able to offer checking accounts in particular, that there's a tremendous potential here for some good deposit growth in all of those offices.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 11


                           Moving on to the next slide, #14, this shows a brief snapshot of First Community's balance sheet. These figures are adjusted for the $37.5 million dividend of excess capital that Brian referred to. Given that, the pro forma total assets for First Community would be about $379 million. The pertinent parts there are that that includes a loan portfolio of $363 million. They also currently have other real estate-owned of $2.6 million. As part of the transaction, Washington Mutual has agreed to buy that other real estate out of First Community prior to our taking control. They are also going to buy the non-performing loans in any amount above $2 million so that we have controlled very much our asset quality risk going into this transaction.

                           They currently have about $242 million in total deposits. Their balance sheet includes $100 million of borrowings from the FHLD, which long-term, we will replace with core deposits and ultimately will help us, we believe, improve the profitability of the company.

                           The income statement that is shown, again, is adjusted as if the dividend of excess capital had been taken out. First Community's earnings have been relatively strong, historically. 2002 is going to be a little bit lower than what they experienced in 2001. If you take out this excess capital, it

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 12


                           lowers them a little bit further. Our current estimate of their annualized income would be about $5.8 million for the year 2002, again adjusted for the dividend of excess capital. It's that number that's the basis for the multiples that Brian referred to earlier.

                           The next page, Slide 15, includes some financial highlights for First Community over the past several years. We'll just hit a few high points there. Their deposit growth from 2000 to 2001 was pretty strong, going from $191 million to $237 million so that they were able to reduce their reliance on borrowed money.

                           Their long growth has been pretty flat the last three years. That's something that, in the type of lending that they're doing right now, we do not anticipate expanding that any further. What we will bring to it is a component that will generate, we think, some substantial amounts of commercial loans over a period of time.

                           Their return on average assets has been just a little bit under 2% the last three years and has been fairly consistent. Their net interest margin, also in the last three years, has been either slightly above or below 5%. Their efficiency ratio has been quite low at generally less than 40%. That is a

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 13


                           factor that will change a little bit going forward, as we implement their commercial lending expertise, but the nice thing about this is it gives us a very low base of expenses to start from. So we are not looking at having to do any cost reductions there.

                           The next slide shows some pie charts with the First Community loan and deposit portfolios highlighted. The commercial real estate on the loan side is a fairly small part of their overall loan mix, unlike ours. Clearly, the bulk of their loans are in one to four family, primarily first mortgages. Then there also is a pretty good component of second mortgages as well. They have a little bit of multi-family lending, but clearly their major lending focus has been in one to four family residential loans. Again, we want to continue those activities, but build on it with additional real estate loans.

                           Their deposit portfolio is predominantly small CDs. Roughly 2/3's of their deposits are small CDs. They do have a little over 20% in savings and money market deposit accounts and then just over 10% in jumbo CDs. So absent the checking accounts, it's a pretty good mix of deposits, but again, one that we think we'll change pretty substantially over time as we implement a full service banking environment.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 14


                           With that, I'll turn it back over to Brian for the projections and pro forma information.

B. Reinhardt               Thank you.  Beginning on Slide 18, we have the
                           financial projections and pro forma information.
                           These estimates are based on our current and the current consensus estimates that are out there, those being $1.80 for this year and $2.10 for 2003. The earnings number there are our earnings, and then the combined earnings, and also the earnings of First
                           Community Industrial Bank. You can see that for this year, 2002, adjusted for, again, as we've discussed, the effect of the dividend that we'll be taking out of the company prior to the close. They'll do about
                           $5.8 million this year.

                           We are anticipating, with some modest growth in both loans, and some modest growth in what we will be putting in in demand deposits that we will be able to move that number up in 2003 to about $6.4 million. The projections that those are based off of are based on our experience, largely of what we have been able to do in terms of opening up basically new branches. That is somewhat of the thought process that went into what we're doing here. In these existing branches that will now be able to issue checking NOW accounts, repurchase agreement accounts, we believe on what we think are some very conservative assumptions, that we'll be able

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 15


                           to begin to bring in demand deposits, pretty quickly replace home loan bank borrowings, and reduce their overall cost of funding while bringing in some modest loan growth to be able to achieve those 2003 numbers.

                           What we have next in here is the cost of the trust preferred. That number, obviously, will be impacted by the mix of what we have between trust preferred and common securities that we will need to go out and raise in order to be able to accomplish the transaction. New costs, what we have put in here, is an estimate of about $500,000 in new costs that we will be adding in to the First Community franchise next year for a variety of things, including a pretty expanded marketing campaign and the addition of some commercial lenders.

                           We're currently in the process of going through and looking at all those branches, with some assistance of an outside firm, deciding which ones of those will make sense to be able to bring in the commercial lending aspect of this, the most quickly. We will do that not on a massive basis right away, but as we begin to build and develop the franchise we'll actually be able to go in and add commercial lenders at the appropriate branches where we think that will best fit and be able to do that over the next probably two to five-year period.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 16


                           The amortization of intangible that we show there--an interesting dynamic of this is based on the estimates that we have done and our evaluations of their deposit portfolio, because they don't have checking and NOW accounts, the core deposit intangible and the resulting amortization from that are not very large numbers.

                           That gives us the pro forma earnings you see there of, most importantly for 2003, just about $15.6 million. We believe that that's going to be a GAAP accretion of close to 5% off our 2003 estimate, and in the cash accretion basis, about 7%.

                           The next slide will just go through some pro forma information quickly, about where the companies currently are and where we think they will be at 12/31/02. We believe that will get us to about $1.3 billion, a loan portfolio of about $968 million, and an allowance account of $12 million. We believe that the total, intangible asset goodwill that's going to be created in this is going to be about $38 million. It's the total deposits of just short of a billion dollars. We will have in the numbers here an additional $20 million in trust preferred securities.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 17


                           I'd like to just move next to the next slide which is Pro Forma Analysis of where we think our asset quality ratios will be, because it is making assumptions about non-performing loans. We've used that First State Bancorporation's March 31st numbers in terms of non-performing loans. We only had about $2 million worth and a $7 million allowance. An allowance for loan losses to non-performing loans of a little over 500%. We think in our New Mexico franchise we have been not only diligent, but extraordinarily successful in keeping those ratios very high.

                           The way the transaction is structured to the Washington Mutual is that we will have approximately $2 million worth of non-performing loans coming in and no other real estate-owned will be brought in as a part of the transaction. That will put us at an allowance for loan losses at the beginning, right at $11.5 million; give us an allowance for loan losses to total non-performing loans when the deal is completed, closed, of about 342%. Total non-performing assets to total asset ratio, then, is just a little bit less than .35%.

                           The next slide, Id like to talk briefly about is just somewhat of the mix of what First State's current portfolio looks like and what the loan portfolio would look like immediately after. As you can see, and those of you who

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 18


                           have followed us know that we are very heavily into real estate, what we call commercial real estate that is mostly owner-occupied business kinds of real estate. Traditionally, we've had very little one to four family in any kind of fashion, very little multi-family. True commercial, we've got about $81 million.

                           Pro forma for these numbers, we would have about $400 million in commercial real estate. One to four family would jump to just a little less than 30%, and first liens a little bit more than 10% in junior liens. Current management of First Community has done over an extended period of time a very good job of maintaining a very profitable institution using those types of loans. We think that that gives us a good customer base probably to jump off with when we are doing our demand deposit accounts that we would like to raise. It gives us what we think is a very stable earning asset base, going forward, to start our expansion off in.

                           Probably over time, we think that one to four family first lien numbers will be coming down as a percentage of the total as we move out and do more commercial lending. Give us gross loans and leases of about $900 million when the transaction closes.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 19



                           The next slide, which would be Slide 22, just shows some of the deposit pro forma. We have been extraordinarily successful in the New Mexico market in getting non-interest bearing and interest bearing, demand accounts. Just about 40% of our deposit accounts have been in those relatively--that's a relatively large number and has allowed us to maintain a high margin while doing our commercial and real estate lending that we do in the New Mexico market.

                           We believe--and that has been born out with our discussions with the management at First Community--that also their existing customer base, we would be able to begin to pick up quickly non-interest bearing and low interest bearing checking deposits from their existing customer base. Then as we send our model out into servicing those small to medium-sized businesses, we believe we're going to be able to grow that rather significantly over time.

                           The pro forma, the deposit portfolio, we would have about 30% of our total would be in the checking accounts; in CDs, about 50%; money market savings, about 13%; regular savings about 5%. Again, that is a slightly different mix than we've had in the past, but we think it really affords us a tremendous opportunity to go out and gather demand deposits,

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 20



                           lower the cost of funding we have there as a platform to take off into these markets.

                           What I'd like now is just really quickly to go through that last slide, which is the Transaction Review, Slide 24. Overall, we think this is an excellent opportunity for us to go into both the Denver and Salt Lake markets. We have been looking for some time to expand into some markets. This transaction really gives us an opportunity to enter in not an insignificant way because we think it gives us a good footprint in both of those markets to get started with, but not a terribly expensive entry.

                           We believe that the transaction is going to have some modest accretion to both gap and cash earnings. The transaction is in no way dependent on having any cost saves.

                           Merging First Community into First State, bringing in the full service charter, will allow us to, over a nine branch franchise, shortly after closing, go out and begin to offer demand deposits, lowering the cost of funds. The financing plan, because we've had relatively little in the way of trust preferred in the past, allows us to go out and both raise some

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 21



                           common and supplement that with trust preferred, which will help us in our capital planning.

                           We think the acquisition pricing, because of the structure of the dividend of the excess capital, is attractive to both Washington Mutual and to us. We believe that the execution risk in doing this is--well, it's not without work. It's very similar to what we have done in the past in terms of bringing in new branches. These are bringing in new branches that are giving us what we think is a very good jump-start in those markets.

                           With that, we would like to open it up for questions. So Lisa, if you will present us with the questions.

Coordinator                Yes.  Thank you.  Our first question comes from
                           Dane Slapp.  Thank you.  You may ask your question.

D. Slapp Hi. I've got sort of a three-part question, but they're pretty related. I was wondering if you could describe for the economic mix of these new markets. Do you think they're similar enough to the market that you're currently in that you're going to be able to achieve the type of long growth that you've seen in New Mexico? I guess a third part is, after the collapse

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 22



                           of the charter, how quickly, I guess, in terms of time, do you think you'll actually be able to achieve the rate of core deposit growth that you've had historically?

P. Dee I think economically, these markets are somewhat varied. Clearly, the Front Range in Colorado, there are some common points, up and down, but the branches are located in a good mixture, both commercial and residential type areas, that is probably not too much different than what we have here in New Mexico. The New Mexico market is a little bit different, but clearly, the dynamics in Colorado are on a much larger scale to begin with, but similar in that there are a lot of small- to medium-sized commercial businesses which have been our forte here in New Mexico and where we would expect a great deal of the growth to come from in the Colorado markets.

                           The bank is not located, for example, in the downtown Denver area. We don't have any intention of trying to go in there and compete with the big banks for the large commercial customers. We'll stick to more of our bread and butter small- to medium-sized commercial customers that we know well as well as the residential areas that are contiguous to the branches.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 23



                           Salt Lake City is probably a somewhat similar market to Denver in some respects, but probably presents a few different opportunities there. I think we'll probably need to develop a slightly different strategy for that market. We will, along the Front Range of Colorado.

                           In terms of the core deposit growth, we would look at it somewhat like we have our DeNoble branches here in New Mexico, but probably the growth is going to be a little bit slower than what we've experienced most recently in the Albuquerque area with the turmoil of the bank mergers. The markets there are probably a little bit more stabilized. There haven't been any major buyouts lately. So the 30% core deposit growth, for example, that we experienced in 2001, we're not even expecting to maintain that here in New Mexico, and wouldn't expect those kinds of growth numbers in the Colorado market or Utah, although starting from a base of zero in terms of checking accounts, we think we'll see a pretty good ramp up in the first couple of years there.

                           Our marketing strategy to that is going to be key in terms of how we go out and seek that business. We're still developing some of that. The demographics that exist in the markets there in Colorado and Utah are pretty much similar to what we've seen here in New Mexico in terms of a

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 24



                           mix of commercial and residential. We think we can be successful with that.

                           The management team at First Community, I think, is very excited about the possibility of being able to offer a full range of banking products. They've been thinking for some time their own strategies as to how to capitalize on that. So although it's something they haven't done before, these are experienced bankers. They've been listening to their customers for a long time and know what the customers are looking for. I think they'll be instrumental in helping us carry that out.

D. Slapp                   Great.  Thanks.

Coordinator                Our next question comes from Joe Muffort.  Thank you.
                           You may ask your question.

B. Caan Hi. This is actually Brian Caan. Joe had to jump off. Just two questions. The first one, can you just give us a little more color on the management team that's currently in place? Any information you have on whether they have the skill set needed to grow the commercial side of the business.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 25



                           Secondly, I was sort of surprised to see the margin being as strong as it is, given its balance sheet mix at First Community. Is there any other, additional information you can give us on what the loan mix is in regards to non-conforming type one to four residential and the risk factors that go along with that? Thanks.

P. Dee I'll respond to the first two parts of that and let Brian handle the margin question. The management, much of it has been in place for--I think some of the longer term ones have been with that organization for 15 years. Quite frankly, we were very pleasantly surprised with their knowledge of banking and their general attitude about taking on what will be for them a fairly major change. They're very optimistic about that.

                           I think they don't have the commercial lending expertise that we want to implement there. They acknowledge that. I think we can take their background in general banking and supplement that with some commercial lenders. In fact, we have one of our own regional people, an experienced commercial lender, who has expressed an interest in relocating to that area.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 26



                           So I think a combination of what is a very capable existing management team, supplemented with a few commercial lenders in key spots, will provide us the management team to take that forward. So we're very, very excited about that possibility. Again, their management team is anxious to get started as well.

B. Reinhardt               The question about the margin, a significant amount
                           of the portfolio are in adjustable one to four family loans. Because of the bank's history and being the industrial banks in Colorado, they have developed a network and long term relationships with a lot of sources for getting first real estate mortgages in those markets. There are certain parts of the portfolio that do have slightly different characteristics than what I think you would think of as typical, conforming loans that go out. We have obviously spent time looking at that. We don't believe that that is going to cause us any significant, real exposure or risks, going forward.
                           They have, over the past probably 18 months or so to two years, experienced a little bit more of a delinquency problem than they had in the past. We have reviewed that information.

                           We have also put in some things into the agreement itself in terms of where non-performing assets will be when we take the company. Their

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 27



                           actual loan losses as a result of the lending they have done, based on the underwriting they have done over time have been very good. We're very comfortable that both management there truly understands what they have done. They're continuing to do, to some extent, in the agreement we have protected ourselves going in, to make sure that we get off to a good start.

B. Caan One last question. Brian, I guess, to follow up on the margin question, what's this going to do to your asset sensitivity, a combined organization? Do you still believe that you'll be as asset-sensitive, or do you think--

B. Reinhardt               Actually, one of the interesting dynamics about doing
                           this is they have, at this point in time, been--they are asset-sensitive, as we are. One of the opportunities though is that they have a large amount of federal home loan bank borrowing, as you might imagine with a portfolio of one to four family loans. That will re-price, actually, in May of next year. That will give us a lot of flexibility, actually, in being able to reduce our asset sensitivity a little bit by shortening up some of the maturities of what we would do in the short to intermediate term with those federal home loan bank borrowings.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 28



                           So when we model those numbers out, actually find out that we could end up being--we plan on ending up actually being a little bit less asset-sensitive than we currently are.

Coordinator                Our next question comes from Payton Greene.  Thank
                           you.  You may ask your question.

P. Greene                  Good morning.  A couple, different questions.  On the
                           interest rate sensitivity, I mean, if you all modeled an upright environment for `03 and looking at the effects that that might have on First
                           Community's earnings. Also, on the cost of the trust preferred, is that an after tax number that you have right referenced in here?

B. Reinhardt               I'll answer that question first.  Yes, that's an
                           after tax number there. On an upward tick on interest rates, given how asset-sensitive they are, would certainly help their earnings.

P. Greene                  Then on the new cost, what does that consist of in--

B. Reinhardt               What we've modeled in the new costs are some
                           additional marketing costs. Those of you that are familiar with us know that we have a very

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 29



                           aggressive marketing campaign that we have done in New Mexico. While the characteristics of that in those markets will definitely be different than what we're doing here, it's something that has helped us establish a brand identity here. We think it's been important in our success. A certain amount of that is for additional marketing costs. A certain amount of it is also to begin the process of bringing in some commercial lenders.

P. Greene                  How many commercial lenders would you ideally like to
                           bring in, in `03?

B. Reinhardt               Over time, we would probably like to bring in six or
                           seven, more than that, probably, over time. The immediate beginnings, we're probably not going to bring in more than one, two, or three as we go out and find the right spot to put them in. We want to be very careful about adding cost. We want to make sure that we're doing it in the places that will be most effective. Frankly, a nice earnings rate that these institutions have, plus their management's demonstrated ability to continue to keep earnings up allows us the luxury of being able to pick and choose how quickly and exactly which parts of those markets we bring commercial lenders into.

P. Greene                  Great.  Thank you.

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 30



Coordinator                Thank you, sir. That concludes the question and
                           answer session of today's call. Sir, you may proceed.

B. Reinhardt               I guess what we'd like to do is hold on for a couple
                           minutes to see if there are any additional questions.

Coordinator                Payton Greene, you may ask your question.

P. Greene                  Hi, Brian.  One more follow-up on the interest rate
                           risk. So on the zero to 90-day timeframe, would you all still be very, very asset-sensitive? I mean, is there any particular timeframe that this will shift it around more?

B. Reinhardt               Currently, where they are, yes, in the zero to
                           90-days, we will still remain as we are now: very asset-sensitive. As we actually come in and decide how we structure those federal, home loan, bank borrowings, going forward--I don't want to speculate about what interest rates will be. I think we all think that by the time we get a while down the road, that interest rates are going to go up as opposed to go down. Really, the structure of this will allow us to shorten up in time, some of those home loan, bank borrowings to better match that as rates go up--give us a little

                                                      FIRST STATE BANCORPORATION
                                                  Moderator: Mr. Brian Reinhardt
                                                     May 24, 2002/11:00 a.m. CDT
                                                                         Page 31



                           bit more protection. In the short-term buckets, we would all be more asset-sensitive.

P. Greene                  Did you all assume a floating rate, trust preferred?

B. Reinhardt               Yes. That's based on a floating rate, trust
                           preferred.

P. Greene                  Great.  Thank you very much.

Coordinator                Sir, I'm showing no further questions at this time.

B. Reinhardt               All right. Well, we'd like to thank you all for
                           listening in. Again, this is a transaction that we're very excited about, the possibilities that it holds for us in the future. We appreciate your past and future support on it. Thank you.

P. Dee                     Thank you.

         IN CONNECTION WITH THE ISSUANCE OF EQUITY SECURITIES TO FINANCE THE PROPOSED TRANSACTION, FIRST STATE WILL FILE A PROSPECTUS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRST STATE WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF FIRST STATE'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO FIRST STATE BANCORPORATION, ATTENTION-CHIEF FINANCIAL OFFICER, 7900 JEFFERSON, NE, ALBUQUERQUE, NM 87109; (505) 241-7598.

         This transcript includes forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The discussions regarding completion of the transaction and future growth of the franchise include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, changes in the Company's ability to raise capital in the equity and debt market, competition's responses to the Company's marketing strategy, and competition in the geographic and business areas in which we conduct our operations.

         First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.

                                      # # #